SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2008
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 12, 2008
Shaw Communications Inc.
By: /s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer Shaw Communications Inc.

NEWS RELEASE
SHAW RENEWS NORMAL COURSE ISSUER BID
Calgary, Alberta (November 12, 2008) — Shaw Communications Inc. (“Shaw”) announced today that it has received approval from the Toronto Stock Exchange (“TSX”) to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. Shaw’s normal course issuer bid will now expire on November 18, 2009, in accordance with the rules of the TSX.
Under Shaw’s previously approved issuer bid, during the 12 month period commencing November 19, 2007, Shaw purchased an aggregate of 6,581,300 Class B Non-Voting Shares at an average price of $20.26. All such shares have been cancelled.
As approved by the TSX, during the period of November 19, 2008 to November 18, 2009, Shaw is now authorized to acquire up to an additional 35,000,000 Class B Non-Voting Shares representing approximately 10% of the public float of Class B Non-Voting Shares. A total of 404,550,960 Class B Non-Voting Shares of Shaw were issued and outstanding as at November 4, 2008.
Shaw continues to believe that purchases of Class B Non-Voting Shares under the bid are in the best interests of the Corporation and its shareholders, and that such purchases constitute a desirable use of Shaw’s free cash flow.
Class B Non-Voting Shares will be purchased by Shaw pursuant to the TSX’s rules governing normal course issuer bids, or otherwise pursuant to private agreement under an issuer bid exemption order of one or more of the securities regulatory authorities in Canada, and any Class B Non-Voting Shares so purchased will be cancelled. For purposes of the TSX normal course issuer bid rules, Shaw’s “average daily trading volume” is 1,261,574 shares.
The bid does not apply to the Class A Shares of Shaw.
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice). The Company serves 3.4 million customers, including over 1.5 million Internet and 610,000 residential Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

For further information, please contact:
Shaw Investor Relations Department
investor.relations@sjrb.ca